

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Jeffery V. Curry
Chief Legal Officer
CBL & Associates HoldCo II, LLC
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

> **Re: CBL & Associates HoldCo II, LLC**
> **Application for Qualification of Indenture on Form T-3**
> **Filed May 27, 2021**
> **File No. 022-29094**

Dear Mr. Curry:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heather Emmel